UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 21, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $21,074,000 Return Enhanced Notes due March 5, 2014 Linked to the S&P 500® Index

•                  $2,630,000 Phoenix Autocallable Notes due March 5, 2014 Linked to the common stock of Coach, Inc.

•                  $112,000,000,000 iPath® S&P 500 VIX Short-Term Futures™ ETN

•                  due January 30, 2019

•                  $2,400,000 Trigger Super TrackSM Notes due August 20, 2014 Linked to the Performance of the S&P 500® Index

•                  $695,000 Return Enhanced Notes due February 27, 2014 Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

•                  Barclays Bank PLC Airbag Yield Optimization Notes $1,735,000 Notes linked to the common stock of Polycom, Inc. due August 21, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes $2,675,000 Notes linked to American Depositary Shares representing the ordinary shares of Qihoo 360 Technology Co. Ltd. due August 21, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes $1,218,000 Notes linked to the common stock of Jive Software, Inc. due August 21, 2013

•                  $1,000,000 9.00% Exchangeable Notes due May 20, 2013 (Linked to the Common Stock of Safeway Inc.)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 21, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

3